SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 8)
THE BON-TON STORES, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
09776J 10 1

(CUSIP Number)
Henry F. Miller, Esquire
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street, 22nd Floor
Philadelphia, PA  19103
(215) 977-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 13, 2007

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
(Continued on following pages)

Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 7. Materials to be Filed as Exhibits
SIGNATURE

CUSIP No.	09776J 10 1	13D	Page	2	of	7 Pages

1	NAME OF REPORTING PERSON: M. THOMAS GRUMBACHER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)
	(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS —

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION —

	U.S.A.

	7	SOLE VOTING POWER —

NUMBER OF		5,295,678

SHARES	8	SHARED VOTING POWER —
BENEFICIALLY
OWNED BY		142,331

EACH	9	SOLE DISPOSITIVE POWER —
REPORTING
PERSON		4,930,473

WITH	10	SHARED DISPOSITIVE POWER —

		142,331

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —

	5,438,009

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) —

	32.63%

14	TYPE OF REPORTING PERSON —

	IN

CUSIP No.	09776J 10 1	13D	Page	3	of	7 Pages
Amendment No. 8 to Statement on Schedule 13D
     This Amendment No. 8 amends the Schedule 13D with respect to the common stock, $0.01 par value per share (the “Common Stock”) of The Bon-Ton Stores, Inc. (the “Company”) beneficially owned by M. Thomas (Tim) Grumbacher, filed on October 18, 1999, as amended by Amendment No. 1 filed October 29, 1999, Amendment No. 2 filed on July 16, 2001, Amendment No. 3 filed on November 5, 2003, Amendment No. 4 filed on February 17, 2004, Amendment No. 5 filed on March 15, 2005, Amendment No. 6 filed on April 13, 2007 and Amendment No. 7 filed on May 25, 2007.
     Mr. Grumbacher is filing this Amendment No. 8 to Schedule 13D to reflect a pledge of securities pursuant to a loan arrangement with Manufacturer’s and Trader’s Trust Company (“M&T Bank”) in Item 6 and certain distributions from his 2005 grantor retained annuity trusts in Item 5(c).
Item 5. Interest in Securities of the Issuer
     Item 5 of this Schedule 13D is hereby amended and restated as follows:
     (a) Mr. Grumbacher is the beneficial owner of an aggregate of 5,438,009 shares of Common Stock, which comprise 32.63% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1).
     Specifically, Mr. Grumbacher beneficially owns and is the record holder of 2,476,314 shares of Common Stock and 2,406,253 shares of Class A Stock. Each share of Class A Stock owned by Mr. Grumbacher is convertible, at his option, into one share of Common Stock. Mr. Grumbacher also beneficially owns 337,308 shares of Common Stock held for his benefit under the Company’s Profit Sharing/Retirement Savings Plan (the “401(k) Plan”); the 401(k) Plan is the record holder of such shares.
     Mr. Grumbacher also beneficially owns 75,803 shares of Common Stock held for his benefit under the M. Thomas Grumbacher 2006 Annuity Trust (the “2006 GRAT”). The 2006 GRAT is the record holder of the shares held for the benefit of Mr. Grumbacher by such 2006 GRAT.
     Mr. Grumbacher also beneficially owns 126,773 shares of Common Stock in his capacity as one of four directors of the Foundation which owns 126,773 shares of Common Stock. The Foundation is the record holder of such shares.
     Mr. Grumbacher may be deemed a beneficial owner of certain shares held in trust. Mr. Grumbacher’s spouse, Nancy T. Grumbacher (“Nancy Grumbacher”), is a trustee of the following two trusts: (i) one trust created under an Indenture of Trust of M. Thomas Grumbacher dated December 30, 1999 (the “1999 Trust”); and (ii) one trust created under an Indenture of Trust of M. Thomas Grumbacher dated December 22, 2003 (the “2003 Trust,” and together with the 1999 Trust, the “Trusts”). The 1999 Trust and the 2003 Trust were each created for the benefit of one of Mr. Grumbacher’s grandchildren. The 1999 Trust owns 10,279 shares of Common Stock. The 2003 Trust owns 5,279 shares of Common Stock. As a result of Nancy Grumbacher being one of the trustees of each of the Trusts, Mr. Grumbacher may be

CUSIP No.	09776J 10 1	13D	Page	4	of	7 Pages
deemed to be a beneficial owner of the shares of Common Stock owned by such Trusts. Mr. Grumbacher hereby disclaims beneficial ownership of the shares of Common Stock owned by the Trusts.
     (b) Mr. Grumbacher has (i) sole voting and sole dispositive power with respect to 2,524,220 shares of Common Stock; (ii) sole voting power with respect to an additional 365,205 shares of Common Stock; and (ii) sole voting and dispositive power with respect to 2,406,253 shares of Class A Stock.
     Mr. Grumbacher shares voting and dispositive power with respect to 126,773 shares of Common Stock held by the Foundation with the other directors of the Foundation. The other directors of the Foundation are Nancy Grumbacher, Michael L. Gleim (“Gleim”) and Henry F. Miller (“Miller”).
     If deemed a beneficial owner of the shares held by the Trusts, Mr. Grumbacher shares voting power and dispositive power with the respective trustees of each Trust, for each of the shares of Common Stock held by such Trust. The trustees of and shares beneficially owned by each of the Trusts are as follows:
     (i) The trustees of the 1999 Trust are Nancy Grumbacher, David R. Glyn (“Glyn”), Gleim and Beth G. Elser (“Elser”), and these trustees share voting and dispositive power with respect to 10,279 shares of Common Stock; and
     (ii) The trustees of the 2003 Trust are Nancy Grumbacher, Glyn, Gleim and Elser, and these trustees share voting and dispositive power with respect to 5,279 shares of Common Stock.
     The identity and background for each of the above-named persons with whom Mr. Grumbacher shares voting and dispositive power as to any shares is as follows:
Nancy T. Grumbacher:
-Address: 460 Country Club Road, York, Pennsylvania 17403.
-Nancy Grumbacher is presently not employed.
-Nancy Grumbacher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
-Nancy Grumbacher has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
-Citizenship: U.S.A.
David R. Glyn
-Address: Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103.
-Glyn’s present principal occupation is attorney with Wolf, Block, Schorr and Solis-Cohen LLP.
-Glyn has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

CUSIP No.	09776J 10 1	13D	Page	5	of	7 Pages
-Glyn has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
-Citizenship: U.S.A.
Henry F. Miller
-Address: Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103.
-Miller’s present principal occupation is attorney with Wolf, Block, Schorr and Solis-Cohen LLP.
-Miller has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
-Miller has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
-Citizenship: U.S.A.
Michael L. Gleim
- Address: c/o The Bon Ton Stores, Inc., 2801 East Market Street, York, PA 17402
- Gleim is presently a director of the Issuer.
- Gleim has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
- Gleim has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
-Citizenship: U.S.A.
Beth G. Elser
-Address: 5303 Lakeside Avenue, Virginia Beach, VA 23451.
-Elser is presently self-employed.
-Elser has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
-Elser has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
-Citizenship: U.S.A.

CUSIP No.	09776J 10 1	13D	Page	6	of	7 Pages
     (c) Effective May 25, 2007, the M. Thomas Grumbacher 2005 Annuity Trust (the “2005-I GRAT”) was terminated and the 179,937 shares of Common Stock held for Mr. Grumbacher’s benefit were distributed as follows: 57,309 to Mr. Grumbacher and 122,628 to a Continuing Family Trust (the “Continuing Family Trust I”) for the benefit of Mr. Grumbacher’s spouse and children.
     Effective July 13, 2007, the M. Thomas Grumbacher 2005 II Annuity Trust (the “2005-II GRAT”) was terminated and the 236,024 shares of Common Stock held for his benefit were distributed as follows: 144,449 to Mr. Grumbacher and 91,575 to a Continuing Family Trust (the “Continuing Family Trust II” and collectively with the Continuing Family Trust I, the “Continuing Family Trusts”) for the benefit of Mr. Grumbacher’s spouse and children.
     (d) The Foundation has the right to receive dividends from, and the proceeds from the sale of, 126,773 shares of Common Stock. Mr. Grumbacher, Nancy Grumbacher, Gleim and Miller, as the directors of the Foundation, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.
     The 1999 Trust has the right to receive dividends from, and the proceeds from the sale of, 10,279 shares of Common Stock. Nancy Grumbacher, Gleim, Glyn and Elser, as the trustees of the 1999 Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
     The 2003 Trust has the right to receive dividends from, and the proceeds from the sale of, 5,279 shares of Common Stock. Nancy Grumbacher, Gleim, Glyn and Elser, as the trustees of the 2003 Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
     The Continuing Family Trusts have the right to receive dividends from, and the proceeds from the sale of, 214,203 shares of Common Stock. Mr. Gleim and Miller, as the trustees of the Continuing Family Trusts, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
     The 2006 GRAT has the right to receive dividends from, and the proceeds from the sale of, 75,803 shares of Common Stock. Messrs. Gleim and Miller, as the trustees of the 2006 GRAT, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Pursuant to a personal loan arrangement, Mr. Grumbacher has pledged 2,111,109 shares of Common Stock and 2,406,253 shares of Class A Stock to M&T Bank.
Item 7. Materials to be Filed as Exhibits
Not applicable.

CUSIP No.	09776J 10 1	13D	Page	7	of	7 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 10, 2007

/s/ DAVID R. GLYN

Name:	David R. Glyn,
Attorney-in-fact